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SEC 17005927 N

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SEC FILE NUMBER
8-44770

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merrion Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Elmer Street
(No. and Street)

Westfield	NJ	07090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name - if individual, state last, first, middle name)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

CM

Merrion Securities, LLC

Financial Statements and Supplementary Schedules

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2016

Merrion Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, William Wigton, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrion Securities, LLC for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

WB Wigton

Signature

Chief Executive Officer

Title

Annmarie Cogliati

Notary Public

ANNMARIE COGLIATI
Notary Public, State of New Jersey
My Commission Expires
March 25, 2018

Merrion Securities, LLC
Table of Contents
December 31, 2016

PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
Merrion Securities, LLC

We have audited the accompanying statement of financial condition of Merrion Securities, LLC (the "Company"), as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

February 7, 2017

Merrion Securities, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	7,005
Due from broker		573,742
Securities owned, at fair value		173,875
Furniture and equipment (net of accumulated depreciation of $210,589)		3,612
Prepaid expenses and other assets		44,373
Total assets	$	802,607
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	29,963
Members' equity		772,644
Total liabilities and members' equity	$	802,607

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Operations
Year Ended December 31, 2016

Revenues	
Commissions	$ 448,812
Net gain on principal transactions	157,622
Interest income and expense, net	10,816
Other income, affiliates	780,000
Miscellaneous income	13,151
Total revenues	1,410,401
Expenses	
Employee compensation and benefits	846,848
Commissions	155,393
Clearance expense	86,938
Professional fees	79,811
Market data	73,288
Rent	60,000
Communications	41,003
Regulatory fees	21,124
Insurance expense	15,542
Other expenses	38,643
Total expenses	1,418,590
Net loss	$ (8,189)

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2016

Balance, January 1, 2016	$	780,833
Net loss		(8,189)
Balance, December 31, 2016	$	772,644

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows used in operating activities	
Net loss	$ (8,189)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,075
(Increase)/decrease in operating assets:	
Due from brokers	(24,201)
Securities owned, at fair value	(14,000)
Due from affiliate	17,030
Prepaid expenses and other assets	13,063
(Decrease) in operating liabilities:	
Accounts payable and accrued expenses	(9,483)
Net cash used in operating activities	(22,705)
Cash flows used in investing activities	
Purchase of equipment	(1,060)
Net decrease in cash	(23,765)
Cash - Beginning of year	30,770
Cash - End of year	$ 7,005

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

Merrion Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears all of its securities transactions through a major clearing broker on a fully-disclosed basis and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interests.

Accounting for Uncertainty in Income Taxes
The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. On December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Due from Brokers
Due from brokers consists of clearing deposits and net amounts receivable relating to security transactions.

Furniture and Equipment
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over three to seven years.

3. Investments

Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

3. Investments (continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2016:

Securities owned at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Level III Unobservable inputs	Balance as of 12/31/16
Marketable equity security	$ 158,000	$ -	$ -	$ 158,000
Nonmarketable equity security--technology sector	-	-	15,875	15,875
	$ 158,000	$ -	$ 15,875	$ 173,875

Change in Level III assets measured at fair value for the year ended December 31, 2016:

Securities owned at fair value:	Beginning balance January 1, 2016	Realized & Unrealized Gains	Purchases Sales and Settlements	Ending balance December 31, 2016	Change in Unrealized Gains on Investments still held at December 31, 2016
Nonmarketable equity securities	$ 15,875	$ -	$ -	$ 15,875	$ -

The fair value of nonmarketable equity securities has been estimated by the management based on a review of the Company's operational and financial performance, and discussion with company management. This security is subject to restrictions upon resale, including a minimum holding period and limitations on the amount and manner of sale.

4. Transactions with related parties

Commission revenue from members, management and affiliates of the Company amounted to approximately $131,000 for the year.

During 2016, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $60,000 for the year ended December 31, 2016.

Other income includes $780,000 received from an affiliate for facilities and professional and administrative services. As these transactions are not at arm's length, they do not necessarily represent the amounts that would result from similar transactions with non-related parties.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2016, the Company had net capital of approximately $672,000 which exceeded its minimum capital requirement of $100,000 by approximately $572,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6. Concentration

Commissions from three major customers accounted for about 40% of commission revenue for the year ended December 31, 2016.

In addition, as explained in footnote 4, a substantial amount of the Company's revenue was received from an affiliate.

The receivable from the clearing broker also represents a significant concentration though the Company does not believe itself to be at risk with respect to this receivable.

7. Off-Balance-Sheet-Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to this deposit

8. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Merrion Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Members' equity	$ 772,644
Deductions:	
Nonallowable assets	
Nonmarketable securities	15,875
Furniture and equipment	3,612
Prepaid expenses and other assets	44,373
Total deductions	63,860
Net capital before haircuts on security positions	708,784
Haircuts	(23,700)
Undue concentration charges	(13,068)
Net capital	672,016
Minimum capital requirement	100,000
Excess net capital	$ 572,016
Aggregate indebtedness	$ 29,963
Ratio of aggregate indebtedness to net capital	0.04:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm

Merrion Securities, LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Members of
Merrion Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Merrion Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 7, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

Merrion Securities, LLC
Rule 15c3-3 Exemption Report
Year Ended December 31, 2016

Merrion Securities, LLC is exempt from SEC Rule 15c3-3 under the provision of paragraph (k)(2)(ii). To the best of knowledge and belief of Merrion Securities, LLC it has been in compliance with such provision throughout the year ended December 31, 2016, without exception.

WB Wigton

Executed by the Person who made the oath or affirmation under SEC Rule 17a-5(e)(2)